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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-24725
                                                                        --------
(Check One):
[ ]      Form 10-K and Form 10-KSB  [ ]  Form 11-K
[ ]      Form 20-F         [X]  Form 10-Q and Form 10-QSB     [ ]  Form N-SAR
For Period Ended: March 31, 2001

[ ]      Transition Report on Form 10-K and Form 10-KSB
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q and Form 10-QSB
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: Global Election Systems Inc.

         Former name if applicable: N/A

         Address of principal executive office (Street and Number):

                                1611 Wilmeth Road

         City, state and zip code: McKinney, Texas 75069

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portions thereof will be filed on or before the 15th calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant is analyzing potential reserves to be taken against certain contracted revenues now in dispute. Because of recent developments in the status of such disputes, it was not feasible to complete the reportable financials for the registrant by the required filing date. Therefore, the registrant respectfully requests the standard five day extension.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Robert J. Urosevich                  972                          542-6000
       (Name)                     (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Global Election Systems Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2001                     By: /s/ Robert J. Urosevich
                                          --------------------------------------
                                          Robert J. Urosevich, President and
                                          Chief Operating Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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